                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY
                          ROLLUP DEATH BENEFIT RIDER

This rider provides for an optional death benefit, which is coordinated with the Death Benefit Provisions Upon the Death of An Annuitant or Joint Annuitant provision in the Contract. While this rider is in effect, the amount payable is the greater of (a) and (b), as of the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office, where:

     (a) is the Death Benefit provided for under the Death Provisions section in the Contract; and

     (b) is the Rollup Death Benefit described below.

Rollup Death Benefit

The Rollup Death Benefit on the Contract Date is the initial Purchase Payment. At the end of each Valuation Period after such date, the Rollup Death Benefit is the lesser of (a) and (b), where:

     (a) is 200% of Purchase Payments made; and

     (b) is the Rollup Death Benefit at the end of the last Valuation Period increased by a daily interest factor, equivalent to a 5% annual effective interest rate, plus Purchase Payments made during the current Valuation Period, and adjusted for any withdrawals made and premium taxes paid during the current Valuation Period.

Rollup Death Benefit adjustment for withdrawals and premium tax:

Withdrawals each Contract year, up to 5% of Purchase Payments, calculated at the time of the withdrawals, reduce the Rollup Death Benefit by the same amount that the withdrawal, including all surrender charges and premium taxes paid, reduces the Contract Value. If withdrawals greater than 5% of Purchase Payments are made in any Contract year, the Rollup Death Benefit is reduced proportionally, for that withdrawal and all future withdrawals, by the same percentage that the withdrawal, including all surrender charges and premium taxes paid, reduces the Contract Value.

When the Rollup Death Benefit will be calculated:

The Rollup Death Benefit will be calculated as of the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office.

Annual Death Benefit Charge

There will be a charge made for this rider while it is in effect. This charge is made in arrears at the beginning of each Contract year after the first, and at surrender. The charge is made against the Contract Value. The maximum charge will be the rate shown on the Contract data pages times the Contract Value at the time of deduction. The actual charge will never be greater than the maximum annual charge. The charge at surrender will be a proportional share of the annual charge.

This annual death benefit charge will be deducted proportionally from the Subaccounts in which you are invested. If the assets in the Subaccounts are insufficient to cover the annual death benefit charge, then the excess of the charges over the assets in the Separate Account will then be deducted from the assets in the Guarantee Account. Deductions from the Guarantee Account will be taken first from the amounts which have been in the Guarantee Account for the longest period of time.

When this Rider is Effective

This rider becomes effective on the Contract Date unless another effective date is shown on the Contract data pages. If will remain in effect while this Contract is in force and before Income Payments begin. This rider may not be terminated prior to the Annuity Commencement Date. On the Annuity Commencement Date, this rider and its corresponding charge will terminate. If the Contract is terminated and later reinstated, this rider cannot be reinstated without our approval.

Change of Ownership

In the event that the underlying Contract is assigned or sold, unless under a court ordered assignment, this rider will terminate on such date of sale or assignment.

Issue Age

This rider is only available if all Annuitants are age 75 or younger on the Contract Date.

Spousal Continuation

This rider will be continued by the spousal beneficiary upon the death of the Owner, if the surviving spouse would have been eligible for this rider on the Contract Date.

For Genworth Life and Annuity Insurance Company,

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